SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐             No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐             No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: November 8, 2010

China Kanghui Holdings Reports Third Quarter 2010

Financial Results

3Q10 Net Revenue Up 33.9% YOY to RMB63.6 Million

3Q10 Operating Income Up 52.8% YOY to RMB32.4 Million

CHANGZHOU, November 8, 2010 – China Kanghui Holdings (NYSE: KH) (“Kanghui” or the “Company”), a leading domestic developer, manufacturer and marketer of orthopedic implants in China, today announced financial results for the third quarter of 2010. The Company also provided today the income statement for the second quarter of 2010, which was filed in condensed form with the U.S. Securities and Exchange Commission in the Company’s amended Form F-1 on August 11, 2010.

Mr. Libo Yang, the Company’s Chief Executive Officer, stated, “Our third quarter financial results reflect continued fundamental strength in our business. With our successful initial public offering earlier this year, we have obtained considerable resources to implement our growth plans going forward, in the fast-growing Chinese market. According to Frost & Sullivan, the market for orthopedic products in China was approximately RMB6.1 billion in 2009 and is expected to reach RMB16.6 billion by 2015. We are working to ensure we effectively capitalize on this opportunity in China, as well as stay focused on our goals to drive international growth and offer innovative and diversified orthopedic product lines.”

Third Quarter 2010 Financial Highlights

•	Net revenue increased 33.9% to RMB63.6 million ($9.5 million1) from RMB47.5 million in the same period of the prior year;

•	Gross margin was 71.9%, compared to 71.0% in the same period of the prior year;

•	Operating income increased 52.8% to RMB32.4 million ($4.8 million) from RMB21.2 million in the same period of the prior year;

•

Net income increased to RMB26.6 million ($4.0 million) from RMB24.4 million in the same period of the prior year. This is equivalent to approximately RMB0.73 ($0.11) per diluted ADS[2], in the third quarter of 2010, compared to the equivalent of RMB0.09 per diluted ADS in the same period of the prior year.

•

Non-GAAP net income, which excludes share based compensation expense, increased 4.4% to RMB28.2 million ($4.2 million), or RMB0.81 ($0.12) per diluted ADS[2] from RMB27.0 million in the same period of the prior year.

•

Net income attributable to ordinary shareholders was RMB 13.6 million ($2.0 million) in the third quarter of 2010, and reflected the impact of accretion of redeemable convertible preferred shares which were converted to ordinary shares in the Company’s initial public offering and will not impact the Company’s future financial results.

Third Quarter 2010 Financial Performance

Third quarter 2010 net revenue increased 33.9% to RMB63.6 million ($9.5 million) from RMB47.5 million in the third quarter of 2009. Net revenue from trauma products increased 40.6% to RMB39.5 million from RMB28.1 million in the prior year period. Net revenue from spine products increased 24.3% to RMB18.9 million from RMB15.2 million in the prior year period. Net revenue from OEM products increased 23.8% to RMB5.2 million from RMB4.2 million in the prior year period. Domestic sales of proprietary products increased 22.8% year over year to RMB46.8 million from RMB38.1 million, while international sales of proprietary products increased by 121.2% year over year to RMB11.5 million from RMB5.2 million. In addition, net revenue increased sequentially by 9.6% in the third quarter of 2010, from net revenue of RMB58.1 million in the second quarter of 2010.

1.	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended September 30, 2010 were made at the noon buying rate of RMB 6.6905 to USD1.00 on September 30, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.
2.	Each of the Company’s American Depositary Shares, which are traded on the New York Stock Exchange, represents six of the Company’s ordinary shares.

In the third quarter of 2010, gross profit increased 35.6% to RMB45.7 million ($6.8 million) from RMB33.7 million in the prior year period. Gross margin for the third quarter of 2010 was 71.9%, compared to 71.0% in the third quarter of 2009. In addition, gross profit increased sequentially by 17.7% in the third quarter of 2010, from gross profit of RMB38.8 million in the second quarter of 2010.

Operating income increased 52.8% to RMB32.4 million ($4.8 million) in the third quarter of 2010, from RMB21.2 million in the comparable period of 2009. Operating margin was 50.9% in the third quarter of 2010, compared to 44.6% in the prior year period.

Selling expenses increased 7.8% to RMB5.5 million ($818,000) in the third quarter of 2010 from RMB5.1 million in the prior year period. General and administrative expenses were RMB6.2 million ($919,000) in the third quarter of 2010, roughly flat compared to the prior year period. Research and development expenses increased to RMB1.7 million ($258,000), or 2.7% of net revenue, from RMB1.2 million, or 2.5% of net revenue, in the prior year period.

Provision for income taxes in the third quarter of 2010 increased to RMB4.3 million ($649,000), an effective tax rate of 14.0%, from RMB3.8 million, an effective tax rate of 13.5%, in the third quarter of 2009. Both of Kanghui’s subsidiaries, Changzhou Kanghui and Beijing Libeier, are expected to qualify for special tax rates in 2010.

Net income was RMB26.6 million ($4.0 million), equivalent to RMB 0.73 ($0.11) per diluted ADS, in the third quarter of 2010, compared to RMB24.4 million, equivalent to RMB 0.09 per diluted ADS, in the prior year period. Non-GAAP net income, which excludes share based compensation expenses, increased 4.4% to RMB28.2 million ($4.2 million) from RMB27.0 million in the prior year period. Year over year net income comparisons are impacted by an RMB6.6 million government grant in the third quarter of the prior year, as well as a foreign exchange loss of RMB 2.9 million ($433,000) in the third quarter of 2010. In addition, compared to net income of RMB27.7 million in the second quarter of 2010, net income in the third quarter of 2010 decreased by RMB1.1 million, or 4.0%, primarily due to the reversed income tax expenses for uncertain tax positions and related interest of RMB6.2 million recorded in the second quarter of 2010, as well as the RMB2.9 million foreign exchange loss recorded in the third quarter of 2010.

During the quarter, the Company had a weighted average diluted share count of approximately 112.3 million shares, or 18.7 million ADSs, compared to 63.3 million shares, equivalent to 10.6 million ADSs, in the third quarter of 2009.

Nine Months Ended September 30, 2010 Financial Performance

For the nine month period ended September 30, 2010, net revenue increased 31.2% to RMB170.5 million ($25.5 million) from RMB130.0 million for the prior year period. Gross profit increased 31.7% to RMB119.1 million ($17.8 million) from RMB90.4 million in the prior year period. Operating income increased 37.2% to RMB77.4 million ($11.6 million) for the first nine months of 2010 from RMB56.4 million in the first nine months of 2009.

Net income was RMB72.2 million ($10.8 million) in the first nine months of 2010, compared to RMB58.2 million in the first nine months of 2009. On a per ADS basis, this is equivalent to RMB0.49 ($0.07) and RMB(0.44), respectively. Non-GAAP net income, which excludes share based compensation expenses, was RMB79.5 million ($11.9 million), compared to RMB65.9 million in the prior year period. The weighted average number of diluted shares outstanding was approximately 82.8 million, equivalent to 13.8 million ADSs, for the first nine months of 2010, compared to a weighted average of 57.7 million diluted shares outstanding, equivalent to 9.6 million ADSs, in the first nine months of 2009.

Balance Sheet

As of September 30, 2010, the Company had cash and cash equivalents of RMB403.4 million ($60.3 million), compared to RMB122.6 million as of December 31, 2009. Average accounts receivable days outstanding were 84 days in the nine month period ended September 30, 2010 compared to 83 days in the year 2009. Average inventory days were 422 days in the nine month period ended September 30, 2010 compared to 425 days in the year 2009. The Company calculated the above working capital days using the average of beginning and ending balance of the reporting period.

Ms. Sarah Wang, Chief Financial Officer of the Company, said, “We are pleased with our third quarter results which demonstrate our continued solid growth in both domestic and international markets. Over the next year, we will continue to execute our growth strategy by expanding internationally and capitalizing on consolidation opportunities in the Chinese market.”

Non-Cash Share-Based Compensation Expense Discussion

The Company recognized non-cash share-based compensation expenses of approximately RMB1.6 million ($234,000) in the third quarter of 2010, and non-cash share-based compensation expenses of approximately RMB7.3 million ($1.1 million) in the first nine months of 2010.

The Company incurred these non-cash share-based compensation expenses in its costs of revenue, selling expenses, general and administrative expenses as well as in research and development expenses. The break out of these expenses per line item is provided in the financial tables attached to this press release.

The Company has provided a non-GAAP presentation of results which excludes the non-cash share based compensation expenses. Please refer to the non-GAAP presentation provided in the appendix for a year over year comparison of non-cash share-based compensation expenses. The Company believes that non-GAAP presentation is a helpful tool for the Company to plan and forecast future periods and both management and investors benefit from referring to such non-GAAP presentation in assessing the performance of the Company.

Initial Public Offering

On August 10, 2010, the Company completed its initial public offering of American Depositary Shares (“ADSs”), listed on the New York Stock Exchange. Net proceeds from the sale of the ADSs by the Company were approximately $60.4 million. The Company intends to use the net proceeds from this offering for the development of its product pipeline, expansion of its manufacturing capacities, enhancement of its sales and marketing capabilities as well as general corporate purposes.

Conference Call

The Company will hold a conference call at 8:30 am ET on November 8, 2010 to discuss third quarter results. Listeners may access the call by dialing:

United States toll free:	1-866-510-0707
China toll free:	10-800-712-2655
China toll:	400-881-1629
Hong Kong toll free:	800-963-844
Hong Kong toll:	852-3002-1672
International:	1-617-597-5376
Conference ID:	70059571

A telephone replay will be accessible through November 15, 2010 by dialing:

United States toll free:	1-888-286-8010
International:	1-617-801-6888
Conference ID:	10763709

A webcast will also be available through the Company’s website at www.kanghui.com.

About China Kanghui Holdings

Founded in 1997, Kanghui is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. The Company offers a wide array of proprietary orthopedic implant products in trauma and spine. It has an extensive network of distributors for its products in China. In addition, Kanghui’s products are distributed in 24 countries. Kanghui has strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of existing product lines and enhancements of existing products. For more information, please visit www.kanghui.com.

Use of Non-GAAP Financial Measures

The Company has included non-GAAP financial measures in this press release. Non-GAAP financial measures are defined as GAAP gross profit, gross margin, operating income, operating margin, net income, net margin, basic earnings per share and per ADS, and diluted earnings per share and per ADS, excluding non-cash share based compensation expense. The Company believes that management and investors benefit from referring to the non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The use of non-GAAP financial measures has limitations and readers should not consider non-GAAP financial measures in isolation from or as alternatives to consolidated financial metrics prepared in accordance with U.S. GAAP. Readers are encouraged to refer to the reconciliation of non-GAAP measures to GAAP measures included herein.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the new product portfolio may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus as filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission

Contact Information

Kanghui Investor Relations Department: 646-416-6822

ICR, LLC

In the U.S.: Ashley M. Ammon and Christine Duan: 1-646-277-1227

In China: Wen Lei Zheng: 86-10-6599-7968

China Kanghui Holdings

Operations Summary - Second Quarter, Third Quarter and First Nine Months of 2010

Expressed in RMB thousands, except per-share data

	Three Months Ended June 30			Three Months Ended September 30			Nine Months Ended September 30
	2010	2009	% chg	2010	2009	% chg	2010	2009	% chg
	Unaudited	Unaudited		Unaudited	Unaudited		Unaudited	Unaudited

Net revenue	58,050	44,866	29.4%	63,599	47,494	33.9%	170,469	130,020	31.1%
Gross profit	38,819	30,850	25.8%	45,701	33,736	35.5%	119,143	90,399	31.8%
Non-GAAP Gross Profit	38,866	30,901	25.8%	45,755	33,787	35.4%	119,286	90,552	31.7%
Operating Income	24,221	19,929	21.5%	32,355	21,248	52.3%	77,419	56,413	37.2%
Non-GAAP Operating income	27,275	22,505	21.2%	33,939	23,837	42.4%	84,753	64,130	32.2%
Net income	27,744	20,902	32.7%	26,648	24,434	9.1%	72,178	58,154	24.1%
Non-GAAP Net Income	30,798	23,478	31.2%	28,232	27,023	4.5%	79,512	65,871	20.7%
Earning (Loss) per share - Basic	0.01	0.00		0.14	0.02		0.09	(0.07)
Earning (Loss) per ADS - Basic	0.04	0.00		0.81	0.10		0.56	(0.44)
Non-GAAP earning per share - Basic	0.04	0.03		0.15	0.04		0.20	0.04
Non-GAAP earning per ADS - Basic	0.22	0.16		0.91	0.25		1.17	0.21
Earning (Loss) per share - Diluted	0.01	0.00		0.12	0.02		0.08	(0.07)
Earning (Loss) per ADS - Diluted	0.03	0.00		0.73	0.09		0.49	(0.44)
Non-GAAP earning per share - Diluted	0.03	0.02		0.14	0.04		0.17	0.03
Non-GAAP earning per ADS - Diluted	0.19	0.14		0.81	0.23		1.02	0.19

Revenue breakdown:
- By product
Trauma	38,313	26,624	43.9%	39,493	28,064	40.7%	110,473	77,719	42.1%
Spine	15,114	12,283	23.0%	18,869	15,236	23.8%	45,974	36,930	24.5%
OEM	4,623	5,959	-22.4%	5,237	4,194	24.9%	14,022	15,371	-8.8%
- By Business Segment
Domestic	39,099	32,982	18.5%	46,835	38,065	23.0%	127,360	99,909	27.5%
International	14,328	5,925	141.8%	11,527	5,235	120.2%	29,087	14,740	97.3%
OEM	4,623	5,959	-22.4%	5,237	4,194	24.9%	14,022	15,371	-8.8%

*	Each of the Company’s American Depositary Shares, which are traded on New York Stock Exchange, represents six of the Company’s ordinary shares.

China Kanghui Holdings

Expressed in thousands

	As of September 30, 2010		As of December 31, 2009
	Unaudited	Unaudited

	RMB	US$	RMB
Consolidated Balance Sheets

Assets
Current assets:
Cash and cash equivalents	403,392	60,293	122,567
Bills receivable	5,784	865	4,666
Short-term investments	135,876	20,309	27,044
Accounts receivable, net	63,130	9,436	43,202
Inventories, net	84,674	12,655	75,674
Prepayments and other current assets	7,608	1,137	9,912
Deferred tax assets	10,745	1,606	8,356
Amount due from related parties	916	137	20,468

Total current assets	712,125	106,438	311,889

Non-current assets:
Property, plant and equipment, net	96,848	14,476	72,487
Intangible assets, net	47,893	7,158	50,588
Prepaid land lease payments	23,419	3,500	2,371
Goodwill	131,527	19,659	130,985
Deposits for non-current assets	11,487	1,717	21,799
Deferred tax assets	2,311	345	2,670

Total non-current assets	313,485	46,855	280,900

Total assets	1,025,610	153,293	592,789

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	9,898	1,479	10,665
Accrued expenses and other liabilities	50,793	7,592	39,727
Income tax payable	3,943	589	3,026
Deferred revenue	425	64	425
Uncertain tax positions	8,029	1,200	13,145
Amount due to related parties	5,967	892	38,960

Total current liabilities	79,055	11,816	105,948

Non-current liabilities:
Deferred government grants	5,511	824	7,832
Deferred tax liabilities	11,832	1,768	12,225

Total non-current liabilities	17,343	2,592	20,057

Total liabilities	96,398	14,408	126,005
Commitments and contingencies

China Kanghui Holdings

Expressed in thousands

	As of September 30, 2010		As of December 31, 2009
	Unaudited	Unaudited

	RMB	US$	RMB
Consolidated Balance Sheets

Mezzanine equity:
Series A redeemable convertible preferred shares (par value of US$0.001 per share; 13,173,160 shares authorized, issued and outstanding as of December 31, 2009 and nil issued and outstanding as of September 30, 2010 (unaudited))	—	—	71,198
Series B redeemable convertible preferred shares (par value of US$0.001 per share; 26,061,610 shares authorized, issued and outstanding as of December 31, 2009 and nil issued and outstanding as of September 30, 2010 (unaudited))	—	—	318,262
Series B-1 redeemable convertible preferred shares (par value of US$0.001 per share; 1,824,930 shares authorized, issued and outstanding as of December 31, 2009 and nil issued and outstanding as of September 30, 2010 (unaudited))	—	—	15,921

Total mezzanine equity	—	—	405,381

Shareholders’ equity:

Ordinary shares (par value of US$0.001 per share; 958,940,300 shares authorized as of December 31, 2009 and September 30, 2010 (unaudited); 57,714,400 shares issued and outstanding as of December 31, 2009 and 136,821,600 shares issued and outstanding as of September 30, 2010 (unaudited))	999	149	462

Additional paid-in capital	891,638	133,269	28,053
Accumulated other comprehensive loss	(16,623)	(2,485)	(13,536)
Statutory reserves	20,782	3,106	20,782
Retained earnings	32,416	4,846	25,642

Total shareholders’ equity	929,212	138,885	61,403

Total liabilities, mezzanine equity and shareholders’ equity	1,025,610	153,293	592,789

China Kanghui Holdings

Expressed in thousands, except share and per share data

	Three months ended June 30,			Three months ended September 30,			Nine months ended September 30,
	2010		2009	2010		2009	2010		2009
	RMB Unaudited	US$ Unaudited	RMB Unaudited	RMB Unaudited	US$ Unaudited	RMB Unaudited	RMB Unaudited	US$ Unaudited	RMB Unaudited
Consolidated Statements of Operations

Net revenue	58,050	8,560	44,866	63,599	9,506	47,494	170,469	25,479	130,020
Cost of revenue	(19,231)	(2,836)	(14,016)	(17,898)	(2,675)	(13,758)	(51,326)	(7,671)	(39,621)

Gross profit	38,819	5,724	30,850	45,701	6,831	33,736	119,143	17,808	90,399

Operating expenses:
Selling expenses	(5,722)	(844)	(4,724)	(5,470)	(818)	(5,076)	(16,957)	(2,534)	(14,052)
General and administrative expenses	(7,694)	(1,135)	(6,068)	(6,150)	(919)	(6,200)	(21,009)	(3,140)	(18,413)
Research and development costs	(1,182)	(174)	(129)	(1,726)	(258)	(1,212)	(3,758)	(562)	(1,521)

Operating income	24,221	3,571	19,929	32,355	4,836	21,248	77,419	11,572	56,413
Interest income	350	52	265	1,207	180	214	1,857	278	642
Government grants	30	4	—	330	49	6,600	360	54	6,657
Other income	326	49	73	34	5	81	478	71	303
Other expenses	(91)	(13)	(7)	(36)	(6)	(8)	(313)	(46)	(256)
Foreign exchange loss	(135)	(20)	(183)	(2,900)	(433)	99	(3,081)	(461)	(200)

Income before income taxes	24,701	3,643	20,077	30,990	4,631	28,234	76,720	11,468	63,559
Income tax expense	3,043	449	825	(4,342)	(649)	(3,800)	(4,542)	(679)	(5,405)

Net income	27,744	4,092	20,902	26,648	3,982	24,434	72,178	10,789	58,154
Accretion of redeemable convertible preferred shares:
Series A	(3,129)	(461)	(2,610)	(1,483)	(222)	(2,763)	(7,572)	(1,132)	(7,843)
Series B	(22,837)	(3,368)	(17,584)	(10,977)	(1,641)	(18,988)	(54,988)	(8,219)	(52,880)
Series B-1	(1,182)	(174)	(705)	(567)	(85)	(982)	(2,844)	(425)	(1,687)

Net income (loss) attributable to ordinary shareholders	596	89	3	13,621	2,034	1,701	6,774	1,013	(4,256)

Earnings (Loss) per share
Basic	0.01	0.00	0.00	0.14	0.02	0.02	0.09	0.01	(0.07)
Diluted	0.01	0.00	0.00	0.12	0.02	0.02	0.08	0.01	(0.07)
Shares used in earnings (loss) per share computation:
Basic	57,714,400	57,714,400	57,714,400	100,380,949	100,380,949	57,714,400	72,092,871	72,092,871	57,714,400
Diluted	66,988,870	66,988,870	62,888,240	112,329,330	112,329,330	63,340,429	82,816,965	82,816,965	57,714,400

Share-based compensation charges incurred during the period related to:

Cost of revenue	47	7	51	54	8	51	143	21	153
Selling expenses	116	17	103	120	18	116	348	51	298
General and administrative expenses	2,846	420	2,379	1,356	200	2,379	6,701	983	7,138
Research and development expenses	45	6	43	54	8	43	142	21	128
Total	3,054	450	2,576	1,584	234	2,589	7,334	1,076	7,717

China Kanghui Holdings

Reconciliations of Non-GAAP Results to GAAP Results - Second Quarter, Third Quarter and First Nine Months of 2010

(RMB in thousands, except for share and per share data)

	Three months ended June 30,		Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Net revenue	58,050	44,866	63,599	47,494	170,469	130,020

Non-GAAP net income	30,798	23,478	28,232	27,023	79,512	65,871
Non-GAAP net margin	53.1%	52.3%	44.4%	56.9%	46.6%	50.7%
Share-based compensation	(3,054)	(2,576)	(1,584)	(2,589)	(7,334)	(7,717)

GAAP net income	27,744	20,902	26,648	24,434	72,178	58,154
GAAP net margin	47.8%	46.6%	41.9%	51.4%	42.3%	44.7%

Non GAAP earnings per share -Basic	0.04	0.03	0.15	0.04	0.20	0.04
Non GAAP earnings per share -Diluted	0.03	0.02	0.14	0.04	0.17	0.03
Non GAAP earnings per ADS -Basic	0.22	0.16	0.91	0.25	1.17	0.21
Non GAAP earnings per ADS -Diluted	0.19	0.14	0.81	0.23	1.02	0.19

GAAP earnings (loss) per share -Basic	0.01	0.00	0.14	0.02	0.09	(0.07)
GAAP earnings (loss) per share -Diluted	0.01	0.00	0.12	0.02	0.08	(0.07)
GAAP earnings (loss) per ADS -Basic	0.04	0.00	0.81	0.10	0.56	(0.44)
GAAP earnings (loss) per ADS -Diluted	0.03	0.00	0.73	0.09	0.49	(0.44)

Shares used in computation of:
Basic earnings (loss) per share	57,714,400	57,714,400	100,380,949	57,714,400	72,092,871	57,714,400
Diluted earnings (loss) per share	66,988,870	62,888,240	112,329,330	63,340,429	82,816,965	57,714,400
Basic earnings (loss) per ADS	9,619,067	9,619,067	16,730,158	9,619,067	12,015,479	9,619,067
Diluted earnings (loss) per ADS	11,164,812	10,481,373	18,721,555	10,556,738	13,802,828	9,619,067

Non-GAAP operating income	27,275	22,505	33,939	23,837	84,753	64,130
Non-GAAP operating margin	47.0%	50.2%	53.4%	50.2%	49.7%	49.3%
Share-based compensation	(3,054)	(2,576)	(1,584)	(2,589)	(7,334)	(7,717)
GAAP operating income	24,221	19,929	32,355	21,248	77,419	56,413

GAAP operating margin	41.7%	44.4%	50.9%	44.7%	45.4%	43.4%

Non-GAAP gross profit	38,866	30,901	45,755	33,787	119,286	90,552
Non-GAAP gross margin	67.0%	68.9%	71.9%	71.1%	70.0%	69.6%
Share-based compensation	(47)	(51)	(54)	(51)	(143)	(153)

GAAP gross profit	38,819	30,850	45,701	33,736	119,143	90,399
GAAP gross margin	66.9%	68.8%	71.9%	71.0%	69.9%	69.5%